

August 17, 2021

Peter Hoang
President and Chief Executive Officer
Marker Therapeutics, Inc.
3200 Southwest Freeway, Suite 2500
Houston, TX 77027

> **Re: Marker Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 10, 2021**
> **File No. 333-258687**

Dear Mr. Hoang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Lauren Hamill at 303-844-1008 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Owen Williams